John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

January 15, 2020

VIA EDGAR

Ms. Lisa N. Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             NMF SLF I, Inc.

Registration Statement on Form 10

(File No. 000-56123)

Dear Ms. Larkin:

On behalf of NMF SLF I, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated December 18, 2019 with respect to the Company’s Registration Statement on Form 10 (File No. 000-56123), filed with the Commission on November 22, 2019 (the “Registration Statement”).  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.  Where revisions to the Registration Statement are referenced in the below responses, such revisions have been reflected in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

LEGAL COMMENTS

Page 1 — Explanatory Note

1.              Comment: Please add the following:

a.              The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See “Item 1. Business - Emerging Growth Company.”

Ms. Lisa N. Larkin

January 15, 2020

b.              The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 3 — Item 1. Business

2.              Comment: You state that the Company may make investments through wholly-owned subsidiaries. Please disclose:

a.              That the Company complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 61) on an aggregate basis with the subsidiaries.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

b.              That each investment adviser to the subsidiaries complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Company under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

Responses: The Company advises the Staff on a supplemental basis that the wholly-owned subsidiaries noted in the above-referenced disclosure are not expected to be parties to advisory or management contracts with either third party or affiliated investment advisers, including the investment adviser to the Company.  While the Company itself may agree to serve as collateral manager for a wholly-owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other business development companies, the Company does not believe that any such collateral management agreement would fall within the scope of Section 15 under the 1940 Act, as no such wholly-owned subsidiary would itself be either a registered investment company or business development company under the 1940 Act. The Company further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the 1934 Act.

Ms. Lisa N. Larkin

January 15, 2020

c.               That each subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.

Responses: The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company respectfully advises the Staff on a supplemental basis that it has not yet formed any such wholly-owned subsidiaries.  The Company further notes that while no such wholly-owned subsidiary would itself be either a registered investment company or business development company under the 1940 Act, the Company would nonetheless expect to subject any assets held by such subsidiaries to compliance with the Company’s own custody requirements as a business development company under the 1940 Act.

d.              The basis for determining that undistributed income derived from the subsidiary is qualifying income, such as an opinion of counsel.

Response: The Company advises the Staff that the Company intends to rely upon final regulations published by the IRS in Treasury Decision 9851 on March 19, 2019 (84 FR 9959). Under those final regulations, undistributed income from a subsidiary is qualifying income for a fund provided the income is connected to the fund’s business of investing in stock, securities, or currencies. The final regulations reverse the IRS’s position from its proposed regulations, which would have required a subsidiary’s income to be distributed to its parent fund in order for it to be qualifying income. In light of the final regulations, the Company has determined that income derived from investment in its subsidiary should constitute qualifying income for U.S. federal income tax purposes. The above-referenced disclosure has been revised accordingly in response to the Staff’s comment.

e.               Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Company confirms that the description of the Company’s principal investment strategies and investment risks includes any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company.

Please confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Company. Please also confirm that: (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Ms. Lisa N. Larkin

January 15, 2020

Response: The Company confirms to the Staff that the financial statements of any wholly-owned subsidiaries noted in the above-referenced disclosure will be consolidated with those of the Company for financial statement reporting purposes in accordance with U.S. generally accepted accounting principles.  In addition, the Company respectfully refers the Staff to its response to comment 2(b) above, which notes that the Company does not expect any such wholly-owned subsidiary to be a party to an advisory or management contract with either a third party or affiliated investment adviser, including the investment adviser to the Company.  As a result, the Company will not pay any management fees in connection with such wholly-owned subsidiaries.  The Company further confirms that any expenses associated with such wholly-owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Company may in the future be required to disclose pursuant to the form requirements of Form N-2, with the exception of interest payments which will instead be included in the appropriate line item reflecting the cost of leverage.

3.              Comment: You state that the proceeds of preferred shares issued by the Company to make investments would have its own specific set of benefits and risks, and all of the costs of issuing preferred shares would be borne by the holders of the shares. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the registration statement, or add appropriate disclosure describing the effects of such issuance on shareholders.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company respectfully refers the Staff to the cross-reference to the Company’s risk factor disclosure regarding leverage which immediately follows the above-referenced disclosure.

Page 3 — The Investment Adviser

4.              Comment: You state that the Company’s investment adviser is a “wholly-owned subsidiary of New Mountain Capital Group, L.P. (together with New Mountain Capital, L.L.C. and its affiliates, “New Mountain Capital”) whose ultimate owners include Steven B. Klinsky and related and other vehicles.” Please specify what those “related and other vehicles” are.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.              Comment: The Company’s name includes the term “senior loan,” which is a type of investment and therefore is subject to Rule 35d-1 Investment Company Act. Please disclose a policy to invest, under normal circumstances, at least 80% of the Company’s net assets, plus borrowings for investment purposes, in “senior loans.” Please also state that the Company will provide shareholders with at least 60 days’ notice before changing the Company’s 80% policy.

Ms. Lisa N. Larkin

January 15, 2020

Response: The Company has modified its name in response to the Staff’s comment.  The Company therefore no longer believes that Rule 35d-1 would require the inclusion of the above-requested additional disclosure.

Page 6 — Investment Criteria

6.              Comment: In the bullet point titled, “Established companies,” you state that the Company “will seek to invest in established companies with sound historical financial performance.” But elsewhere, you state that the Company’s investments will be almost entirely rated below investment grade and that the issuers are considered more likely than investment grade issuers to default on their payments. Please address the inconsistency.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 7 — Investment Structure

7.              Comment: You state that the Company “may also enter into revolving credit facilities, bridge financing commitments, delayed draw commitments or other commitments which can result in providing future financing to a portfolio company intend to enter into certain contracts under which we have material future commitments.” Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: The Company advises the Staff on a supplemental basis that the Company may make capital commitments that may be unfunded for some period of time. Furthermore, the Company does not anticipate treating unfunded commitments as senior securities under Section 61 of the 1940 Act as it believes it will maintain adequate coverage to fund such commitments through cash, cash equivalents, liquid securities and/or availability under its credit facilities (if any).

Page 7 — Portfolio Company Monitoring

8.              Comment: This section states that the Company will monitor the performance of Portfolio Companies. As part of its monitoring, the Company will use a four-level rating scale, which characterizes how each investment is performing. Please explain how this rating scale will be used. For example, will it be used to determine whether to exit an investment?

Ms. Lisa N. Larkin

January 15, 2020

Response: The Company advises the Staff on a supplemental basis that, as described in the Registration Statement, the Company uses an investment rating system to characterize and monitor the credit profile and expected level of returns on each investment in the portfolio. However, the rating system does not prescribe any actions related to an investment. For investments rated 3 or 4 (i.e., ratings for investments where the risk of loss has increased since original investment), each deal dynamic is unique and depending on the situation, the Company may continue to hold the investment if it believes there is high likelihood of recovery or the Company may sell the investment if there is an acceptable offer from a third party buyer. The options that the Company pursues will depend on the nature of the underperformance and the available market at the time.

Page 10 — Operating and Regulatory Environment

9.              Comment: You state that the Company intends to “elect to be subject to the lower coverage ratio of 150% available thereunder in order to maintain maximum flexibility, reflecting approximately a 2:1 debt to equity ratio.” Please provide more details about how and when the Company will make such election.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 26 — Management Fee

10.       Comment: You state that the Management Fee will be calculated at a blended rate with respect to capital commitments received at the initial closing, which includes a 0.70% management fee, and at a subsequent closing, which includes a 0.60% management fee. It is unclear whether all shareholders will pay the same management fee at the time such fee is charged. For example, would a person buying shares in the subsequent closing only pay a management fee of 0.60%, rather than the blended rate? The disclosure about how and management fees are calculated and charged is confusing. It is therefore unclear whether the management fee structure raises issues under Section 61 of the Investment Company Act. Please address. Also, it is not clear when reviewing the tables that the numbers contained in them reference a reduction in the fee rate; rather, it suggests the opposite (see the language in the footnotes to the tables). Please clarify.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Page 28 — Expenses

11.       Comment: Please add to this section a fee table that conforms to requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Ms. Lisa N. Larkin

January 15, 2020

Response: The Company respectfully notes that, as the Company is not presently making a registered public offering under the Securities Act, it is not required to file a registration statement on Form N-2, and therefore is not subject to the form requirements of Form N-2.  In addition, neither Form 10 nor any other 1934 Act report applicable to business development companies include a disclosure requirement that mirrors the tabular expense disclosure set forth in Item 3 of Form N-2.  As a result, the Company believes that including such estimated tabular expense disclosure would be confusing to prospective investors and out of context in a non-public offering.  The Company advises the Staff on a supplemental basis, however, that its financial statements included in future periodic reports filed under the 1934 Act will include required disclosures regarding the Company’s actual fees and expenses.

12.       Comment: Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $    $     $     $    .” Such disclosure will be helpful to investors.

Response: The Company respectfully refers the Staff to its response to comment 11 above.  For the reasons set forth therein, the Company believes that including the example required by Instruction 11 to Item 3.1 of Form N-2 would be confusing to prospective investors and out of context in a non-public offering.  The Company advises the Staff on a supplemental basis, however, that its financial statements included in future periodic reports filed under the 1934 Act will include required disclosures regarding the Company’s actual fees and expenses.

Page 32 — Senior Securities

13.       Comment: Please clarify that the Company’s borrowings, whether for “emergency purposes” or otherwise, are subject to the asset coverage requirements of section 61(a)(1) of the Investment Company Act.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company respectfully refers the Staff to the definition of “senior security” set forth in Section 18(g) under the 1940 Act, which includes an express carve-out for “any … promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5 per centum of the value of the total assets of the issuer at the time when the loan is made.”  The Company advises the Staff that the above-referenced disclosure is intended to reference the foregoing carve-out for such emergency and temporary borrowings.

Ms. Lisa N. Larkin

January 15, 2020

14.       Comment: It appears that the Company may hold a significant amount of covenant-lite loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

15.       Comment: Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a.              The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

b.              PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.               Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

d.              Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

e.               The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

f.                Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan; and

g.               Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Ms. Lisa N. Larkin

January 15, 2020

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that, during the Investment Period, the Management Fee payable to the Investment Adviser is calculated based upon aggregate Capital Commitments received by the Company, and not, for example, as a percentage of the Company’s gross assets, or as an incentive fee based on a percentage of the Company’s net investment income. Subsequent to the Investment Period, the Management Fee will be payable solely based on the Company’s then current net assets as the Company’s portfolio matures and capital is returned to investors. Accordingly, even if the Company earns income on its investments in the form of non-cash accruals, the Company does not believe that such non-realized income will materially impact the calculation of the Management Fee either during the Investment Period or subsequent thereto.

Page 80 — Potential Conflicts of Interest

16.       Comment: Please disclose whether the Company has any policies and procedures for managing conflicts of interest, and if so, what those policies and procedures are.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

ACCOUNTING COMMENTS

17.       Comment: Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the Company.

Response: The Company confirms that the financial statements of all wholly owned, and all substantially wholly owned, subsidiaries will be consolidated with the financial statements of the Company.

18.       Comment: In future financial statements, please include disclosure in the Notes related to the reduction of the management fee payable by the Withheld Amounts (factoring in Cumulative Losses) and the possibility that the Withheld Amounts may be payable to the Adviser in a subsequent quarter.

Response: The Company confirms to the Staff that it will include the Staff’s requested disclosure in future financial statements.

19.       Comment: Please confirm that the recoupment period is limited to three years from the date of any reductions. Please update the disclosure throughout the Prospectus to reflect this.

Response: The Company confirms that the recoupment period for any reduction of the Management Fee by the Withheld Amounts is limited to the date of three years from the date of such reduction. The Company has also revised the disclosure throughout the Registration Statement to reflect this in response to the Staff’s comments.

Ms. Lisa N. Larkin

January 15, 2020

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:                                Robert A. Hamwee, Chief Executive Officer / NMF SLF I, Inc.